May 14, 2025

Jenifer Gallagher

Division of Corporation Finance

Office of Energy & Transportation

United States Securities and Exchange Commission

Washington, DC 20549

Dear Jenifer Gallagher:

Following are responses to the SEC’s comments emailed to our office on April 30, 2025, relating to the Company’s Form 10-K for the Fiscal Year ended December 31, 2024, filed March 31, 2025, File No. 001-41320. We have discussed our planned responses with internal staff, our legal counsel, and our auditors, and submit the following responses:

Form 10-K for the Fiscal Year ended December 31, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 40

1.

Comment: We note your disclosure indicating that revenue from concentrate sales in 2024 increased 88.7% compared to 2023 due to multiple factors, including more ounces of gold sold as well as higher gold prices during the more recent period.

Please expand your discussion and analysis of revenue to separately quantify the change in revenue that is attributable to (i) the change in the price of gold and (ii) the change in quantities sold, to comply with Item 303(b)(2)(iii) of Regulation S-X.

To provide context for the discussion and analysis, regarding the impact that changes in gold prices have had on your revenues, please include the average realized gold prices for the years ended December 31, 2023 and 2024.

Response: The following is an example of an expansion of the discussion on the increase in revenue based on increased gold sales and higher gold prices.

Revenue from concentrate sales increased 88.7% to $25,765,373 for the year ending December 31, 2024, compared to $13,656,733 for the comparable period in 2023. 48.6% of the increase in revenue was due to higher gold prices and 51.4% of the increase was due to selling more gold. The average realized gold prices on concentrate sales was $2,306.86 for the year ended December 31, 2024, compared to $1,779.84 for the year ended December 31, 2023. Ore from the H-vein is anticipated to be the primary source of ore for 2025, as it was in 2024.

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

1

Cash Costs and All-In Sustaining Costs Reconciliations to Generally Accepted Accounting Principles ("GAAP"), page 41

2.	Comment: We note your disclosure of the non-GAAP measure, All-in Sustaining Costs (AISC), indicating you changed the manner of computation in 2024.

Please expand your disclosure to describe the types of expenditures that you regard as sustaining capital, versus non-sustaining capital, for purposes of calculating AISC, to include the distinguishing characteristics and your rationale.

Response: Sustaining capital includes depreciation on equipment and capitalized development at the Golden Chest Mine that sustains production activities. We feel that these expenditures are necessary to maintain our current and planned production for the foreseeable future. The utilization of depreciation allows us to capture these costs over the life of the assets involved.

Controls and Procedures

Disclosure of Controls and Procedures, page 42

3.

Comment: We note your disclosure stating that your President also serves as your Chief Accounting Officer and has evaluated the effectiveness of the design and operation of your disclosure controls and procedures.

However, you have disclosure on page 43 identifying a separate individual who serves as Chief Financial Officer, and you have filed certifications that pertain to such evaluation at Exhibits 31.1 and 31.2, indicating that both your President/Chief Executive Office and the Chief Financial Officer were involved.

Please revise your disclosure to clarify the role of both officers in evaluating the effectiveness of your disclosure controls and procedures, whose participation would ordinarily be required to comply with Item 307 of Regulation S-K.

Response: The Company’s current evaluation of disclosure controls and procedures is the responsibility of both the Company’s President, who also serves as Chief Executive Officer, and the Vice President, who also serves as Chief Financial Officer. Item 9A mistakenly only included the Company’s President and Item 9A should be expanded to reflect the involvement of both individuals in the evaluation process.

Financial Statements

Note 2 - Summary of Significant Accounting Policies Mine Exploration and Development Costs, page F-9

4.

Comment: We note that you amortize acquisition costs for mineral properties using the unit of production method based on estimated reserves although you amortize development costs based on estimated recoverable resources.

Please revise as necessary to address the following points regarding your amortization base and accounting policy for development costs:

•	Clarify whether the measure of resources being utilized is inclusive of reserves.

Response: Yes, the measure of resources being utilized is inclusive of reserves.

•	Describe the reasons that proven and probable reserves alone are not utilized as the basis for computing the amortization of development costs.

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

2

Response: The Company utilizes conservative estimation parameters in the calculation of proven and probable reserves, given the Golden Chest is a narrow vein gold deposit, which can make it difficult to estimate the life of mine reserves. In recent years, we have had only two years of proven and probable reserves; however, we increased this to four years for the year ending December 31, 2024, due to additional data gathered during mining operations. As we learn more about the mine's geology through mining operations, we have consistently converted measured and indicated resources to reserves as additional data has been gathered to support this conversion. Some, but not all, inferred resources have been converted to measured resources. The use of only proven and probable reserves as the basis for computing amortization and development costs would result in large, inaccurate amounts of amortization not reflective of the Company’s historic recovery and conversion of resources to reserves based on information gathered while mining that extends the asset’s useful life. Given the conservative nature of the Company’s mineral estimation procedures and the success of converting measured and indicated resources to reserves, the Company believes the use of measured and indicated resources with a high likelihood of being recoverable, inclusive of proven and probable reserves is a systematic and rational method for calculating amortization of development cost.

•	Identify the types of resources that are included in the amortization base, as to any measured, indicated and inferred resources.

•	Explain how the amortization base reflects the differing levels of confidence among the various categories of reserves and resources.

If inferred resources are included in the amortization base, tell us how the level of uncertainty about tonnage, grade and mineral content, and the corresponding low level of confidence as to economic producibility, were considered in deciding that inclusion would be consistent with the general requirement in FASB ASC 360-10-35, to allocate cost over the expected useful life in a systematic and rational manner.

With regard to any category of resources included within the amortization base, clarify how you considered the different levels of confidence attributed to each of the three categories of resources within the corresponding definitions in Item 1300 of Regulation S-K, in determining the base represented an appropriate useful life.

Response: Despite the discrepancy in language, Mineral Properties and Mine Exploration and Mine Development Costs (when appropriate to be capitalized) are amortized using tonnes of recoverable mineral resources and reserves. The resources included are measured, indicated, and inferred. While FASB ASC 360-10-35 does not, to the best of our knowledge, specify what should be used as the basis for a useful life, it does require that the cost be spread over the expected useful life and that the basis should be utilized in a systematic and rational matter. We have been utilizing a systematic manner of recoverable tonnes of mineral resources and reserves and propose that we modify the language in the Mineral Properties and Mine Exploration and Mine Development Costs to reflect that.

The 743,793 inferred resource tonnes utilized in the 2024 depreciation calculations were 38% of the 1,943,425 total, which included reserves as well as measured and indicated resources. Had we not included the inferred resource tonnes, the useful life tonnes would have 1,199,632, resulting in an increase in depreciation expense of $72,873. This increased expense would increase depreciation of the Golden Chest Property from $117,534 to $190,407.

Although this increase is likely immaterial, we propose discontinuing the use of inferred resources going forward for the calculation of our amortization costs.

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

3

Exhibits

5.

Comment: The certifications at Exhibits 31.1 and 31.2 should be modified as necessary to adhere to the prescribe language in Item 601(b)(31) of Regulation S-K. For example, paragraphs 4 and 5 should include the phrase "The registrant’s other certifying officer(s) and I" to acknowledge the joint effort that is required.

Response: We will modify exhibits 31.1 and 31.2 paragraph 4 and 5 to include the “The registrant’s other certifying officers (s) and I” and other relevant references from the singular to plural to acknowledge the joint effort required.

Closing Comments

In accordance with the Staff’s request, we acknowledge that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

We hope that our response adequately addresses the Staff’s comments and respectfully request that the Staff advise us at its earliest convenience if the Staff believes that any of the responses set forth in this letter are incomplete or unsatisfactory or if the Staff has any further comments on our filings.

Sincerely,

/s/ Grant Brackebusch

Vice President, Chief Financial Officer

201 N. Third Street Coeur d’Alene, ID 83814, Phone (208) 625-9001, www.idahostrategic.com

4